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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                                 Stamps.com Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 Per Share
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                         (Title of Class of Securities)

                                    852857101
             ------------------------------------------------------
                                 (CUSIP Number)

 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida (Tel.) (941) 263-8560
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 18, 2002
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 9 pages

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.  852857101                  13D                            PAGE 2 OF 9

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1         NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                       ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]

                                                                         (b)[ ]
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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          PF-OO**
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                             [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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           NUMBER OF            7        SOLE VOTING POWER

            SHARES                       4,339,061***
                                ------------------------------------------------
         BENEFICIALLY           8        SHARED VOTING POWER

           OWNED BY                      1,353,588***
                                ------------------------------------------------
             EACH               9        SOLE DISPOSITIVE POWER

           REPORTING                     3,110,461***
                                ------------------------------------------------
            PERSON              10       SHARED DISPOSITIVE POWER

             WITH                        2,582,188***
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,692,649
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.2%
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14        TYPE OF REPORTING PERSON*

          IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(b), HEREIN.
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                                                                     Page 3 of 9

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

       This statement relates to the Common Stock, par value $.001 per share (the "Shares") of Stamps.com Inc. (the "Company"). The Company has its principal executive offices at 3420 Ocean Park Boulevard, Suite 1040, Santa Monica, CA 90405.

Item 2. Identity and Background

       This statement is filed by Lloyd I. Miller, III ("Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is to invest assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

       Miller is the advisor to Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"), attached hereto as Exhibit 99.1. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the grantor of the Trust A-4. All of the Shares purchased by Miller as advisor to the Trust were purchased by funds generated and held by Trust A-4. The purchase price for the Shares in the Trust was $3,763,485.28.

       Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996, attached hereto as Exhibit 99.2. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, attached hereto as Exhibit 99.3 and (ii) Milfam II, L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996, attached hereto as
Exhibit 99.4. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners (as identified on the signature page of Exhibit 99.3), or money generated and held by Milfam I, L.P. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4), or money generated and held by Milfam II, L.P. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. was $334,400.00. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. was $8,169,852.88.
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                                                                     Page 4 of 9


       All of the Shares purchased by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller, on his own behalf was $222,867.50.

       Kimberley S. Miller is Miller's former wife. All of the Shares Miller is deemed to beneficially own, as Kimberley S. Miller's former spouse, were purchased with personal funds held by Kimberley S. Miller. The purchase price for the Shares Miller is deemed to beneficially own as Kimberley S. Miller's former spouse was $2,942.90. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and for Lloyd I. Miller IV ("Lloyd IV UGMA" and together with the Alexandra UGMA the "Miller UGMAs"). All of the Shares Miller is deemed to beneficially own in the Miller UGMAs were purchased with money held by the Miller UGMAs. The purchase price for the Shares which Miller is deemed to beneficially own as the custodian to the Alexandra UGMA was $6,059.98. The purchase price for the Shares which Miller is deemed to beneficially own as the custodian to the Lloyd IV UGMA was $6,059.98.

       Dail Miller is Miller's former wife. All of the Shares Miller is deemed to beneficially own, as Dail Miller's former spouse, were purchased with personal funds held by Dail Miller. The purchase price for the Shares Miller is deemed to beneficially own as Dail Miller's former spouse was $3,029.99. Dail Miller is the custodian for certain UGMA accounts for the benefit of Tyler Dulmage ("Tyler UGMA") and Wylie Dulmage ("Wylie UGMA" and together with Tyler UGMA, the "Dail UGMAs"). All of the Shares Miller is deemed to beneficially own with respect to the Dail UGMAs were purchased with money held by the Dail UGMAs. The purchase price for the Shares which Miller is deemed to beneficially own as the former spouse of the custodian to the Tyler UGMA was $6,059.98 and the purchase price for the Shares Miller is deemed to beneficially own as the former spouse to the custodian to the Wylie UGMA was $6,059.98.

       Pursuant to an Irrevocable Trust Agreement, dated as of November 6, 2001 (the "Irrevocable Trust Agreement"), attached hereto as Exhibit 99.5, Miller was named as the Trustee to a grantor retained annuity trust ("MILGRAT I(D)"). All of the Shares Miller is deemed to beneficially own as Trustee of MILGRAT I(D) were contributed to MILGRAT I (D) by its grantor, Catherine C. Miller. The purchase price for the Shares which Miller is deemed to beneficially own as the Trustee of MILGRAT I (D) was $3,763,485.28

Item 4. Purpose of the Transaction

       Miller considers his beneficial ownership reported herein of the
5,692,649 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns. Miller has filed this report because: (i) he was elected to the Company's board of directors on April 18, 2002 and other than becoming a board member and engaging in activities as a member of the board of directors, Miller does not have any plans or proposals that relate to the matters described in this Item 4 of
Schedule 13D; and (ii) because of the following clerical errors: (A) on the statement on Amendment No. 1 to Schedule 13G, filed on November 27, 2001 ("Statement No. 1") Miller: (1) did not report beneficial ownership of 1,000 Shares indirectly owned through Kimberley S. Miller; and (2) mistakenly reported beneficial ownership of 1,228,600 Shares indirectly owned through MILGRAT I (A), when such Shares were in fact indirectly owned through MILGRAT I (D); (B) on the statement on Amendment No. 2 to Schedule 13G, filed on February 5, 2002 ("Statement No. 2", and collectively with Statement No. 1, the "Statements")
Miller: (1) mistakenly reported beneficial ownership of 73,000 Shares in excess of the total amount Miller indirectly beneficially owned through Trust A-4 as of the date of Statement No.2 was filed; (2) mistakenly reported beneficial ownership of 110,000 Shares in excess of the actual amount Miller indirectly owned through Milfam II, L.P. as of the date Statement No.2 was filed; and (3) did not report beneficial ownership of 110,000 Shares indirectly owned
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                                                                     Page 5 of 9


through Milfam I., L.P. Due to the foregoing, the amount of Shares originally reported on the Statements was inaccurate, and the Statements are hereby amended to correct such inaccuracies.

Item 5. Interest in Securities of the Issuer

       (a) Miller is deemed to beneficially own 5,692,649 (11.2% of the outstanding Shares, based on 50,902,181 Shares outstanding pursuant to the Company's Annual Report on Form 10-K for the fiscal year ended December 31,
2001). As of the date hereof, 1,347,588 of such beneficially owned Shares are owned of record by Trust A-4; 110,000 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 2,912,461 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 84,000 of such beneficially owned Shares are owned of record by Miller directly; 2,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,000 of such beneficially owned Shares are owned of record by Dail Miller; 1,000 of such beneficially owned Shares are owned of record by Kimberley S. Miller; 2,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 2,000 of such beneficially owned Shares are owned of record by Tyler UGMA; 2,000 of such beneficially owned Shares are owned of record by Wylie UGMA and 1,228,600 of such beneficially owned Shares are owned of record by MILGRAT I(D).

       (b) Miller has or may be deemed to have shared dispositive power for all such shares held of record by Trust A-4, Dail Miller, Kimberley S. Miller, Tyler UGMA, Wylie UGMA and MILGRAT I(D) and shared voting power for all such shares owned of record by Trust A-4, Dail Miller, Kimberley S. Miller, Tyler UGMA and Wylie UGMA and sole voting power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Lloyd IV UGMA, Miller directly and MILGRAT I(D), and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Lloyd IV UGMA and Miller directly (see Item 6).

       (c) Miller has not effected any transactions during the past 60 days.

       (d) Parties other than Miller have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of such securities.

       (e) Not Applicable

       Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       The Trust Agreement provides:

       The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.
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                                                                     Page 6 of 9


       The Operating Agreement provides:

       While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

       The Milfam I Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

       The Milfam II Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

       The Irrevocable Trust Agreement provides:

       The Trustee shall have the power to exercise and not exercise, as the Trustee deems reasonable, rights of ownership incident to securities that the Trustee may hold, including rights to vote, give proxies and execute consents, provided that a corporate Trustee shall exercise voting rights under any securities issued by it or its affiliate only at the written direction of the primary income beneficiary of the trust to which such securities are allocated, the guardian or custodian (but not the Grantor) to act for any beneficiary who is incapacitated or incompetent.

       Notwithstanding other provisions of this Trust Agreement, the Grantor shall have the power to borrow assets of the trust without adequate security. This power shall not be assignable.
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                                                                     Page 7 of 9


Item 7.      Materials to be Filed as Exhibits:

    Exhibit     Document

       99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio).

       99.2     Operating Agreement of Milfam LLC, dated December 10, 1996.

       99.3     Milfam I, L.P. Partnership Agreement, dated December 11, 1996.

       99.4     Milfam II, L.P. Partnership Agreement, dated December 11, 1996.

       99.5     Irrevocable Trust Agreement, dated November 6, 2001.
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                                                                     Page 8 of 9


After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 30, 2002

                                      By:  /s/ Lloyd I. Miller, III
                                         --------------------------------------
                                                Lloyd I. Miller, III
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                                                                     Page 9 of 9


                                  EXHIBIT INDEX


             Exhibit           Document

             EX-99.1           Amended and Restated Trust Agreement

             EX-99.2           Operating Agreement of Milfam LLC

             EX-99.3           Milfam I, L.P. Partnership Agreement

             EX-99.4           Milfam II, L.P. Partnership Agreement

             EX-99.5           Irrevocable Trust Agreement